Exhibit 99.1

EXECUTION COPY

TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

by and among

HSBC HOLDINGS PLC,

THE BANK OF BERMUDA LIMITED

and

SOMERS INVESTMENT COMPANY LIMITED

Dated as of October 27, 2003

TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

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		Page
9.9	Assignment; Third Party Beneficiaries	42
9.10	Actions Against Governmental Entities	42
9.11	Definitions and Usage	42

TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION

          TRANSACTION AGREEMENT AND PLAN OF AMALGAMATION, dated as of October 27, 2003 (this “Agreement”), by and among HSBC Holdings plc, a public limited company incorporated in England and Wales (“Parent”), The Bank of Bermuda Limited, a body corporate incorporated under the laws of Bermuda (the “Company”) and Somers Investment Company Limited, a body corporate incorporated under the laws of Bermuda (“Amalgamation Sub”).

          WHEREAS, Amalgamation Sub is a direct, wholly-owned Subsidiary (as defined in Section 9.11(a)) of HSBC Asia Holdings B.V., a company organized under the laws of the Netherlands (“Intermediate Holding Sub”), and Intermediate Holding Sub is an indirect, wholly-owned Subsidiary of Parent;

          WHEREAS, it is proposed that the Company and Amalgamation Sub amalgamate (the “Amalgamation”) and continue as one company (the “Amalgamated Company”) upon the terms and subject to the conditions of this Agreement and an amalgamation agreement, substantially in the form attached hereto as Exhibit 1 (the “Amalgamation Agreement”), and in accordance with the Companies Act 1981 of Bermuda (the “Companies Act”);

          WHEREAS, the boards of directors of Parent, Intermediate Holding Sub, Amalgamation Sub and the Company have each approved the Amalgamation upon the terms and subject to the conditions set forth herein and in the Amalgamation Agreement;

          WHEREAS, the parties contemplate that the Company will declare a special dividend (the “Special Dividend”) of BD$5.00 per outstanding common share of the Company, par value BD$1.00 per share (“Company Shares”) to shareholders of record as of the close of business on the day prior to the Effective Time (as defined in Section 1.3) and payable by the Amalgamated Company 10 business days thereafter;

          WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Amalgamation and the other transactions contemplated hereby;

          NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE AMALGAMATION

          1.1 The Amalgamation. Upon the terms and subject to the conditions set forth in this Agreement and in the Amalgamation Agreement, and in accordance with applicable provisions of the Companies Act, at the Effective Time, Amalgamation Sub and the Company shall amalgamate and the Company and Amalgamation Sub shall continue as one company as a result of the Amalgamation.

          1.2 Closing Date. The closing of the transactions provided for in this Agreement (the “Closing”) shall be held at the Company’s headquarters in Hamilton, Bermuda, at 10:00 A.M., local time, on the third business day after the satisfaction or waiver (subject to applicable law) of the latest to be satisfied or waived of the conditions (other than the delivery of certificates pursuant to Sections 7.2 and 7.3) set forth in Sections 7.1, 7.2 and 7.3 or at such other place and on such other date as shall be agreed to by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

          1.3 Effective Time. As promptly as practicable following Closing on the Closing Date, the parties hereto shall cause the Amalgamation to be consummated by filing the memorandum of association of the Amalgamated Company and all other required documents with the Bermuda Registrar of Companies, in accordance with Section 108 of the Companies Act. The term “Effective Time” means the date and time that the Amalgamation shall be effective pursuant to the Companies Act.

          1.4 Deliveries at Closing. Subject to the provisions of Article VII, on the Closing Date there shall be delivered to Parent and the Company the officers’ certificates required pursuant to Sections 7.2 and 7.3.

          1.5 Effect of the Amalgamation. At the Effective Time, the effect of the Amalgamation shall be as provided in the applicable provisions of the Companies Act.

          1.6 Consideration. Pursuant to the terms of this Agreement and the Amalgamation Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of Amalgamation Sub, the Company or the holders of Company Shares, and subject to applicable Bermuda law:

          (a) Except as specified in Section 1.6(b) and 1.6(c) below, each Company Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive in cash U.S.$40.00 per Company Share (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) (the “Amalgamation Consideration”). At the Effective Time all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Amalgamation Consideration as provided herein. Nothing in this section shall affect the right of any holder of Company Shares as of the record date for the Special Dividend to receive the Special Dividend.

          (b) Each Company Share (if any) (i) owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent (other than Company Shares held for the account or benefit of any customer, client or other Person (as defined in Section 9.11(a))) or (ii) held in trust for use in Company Share Option Plans (as defined in Section 1.8(a)) or Company Share Purchase Plans (as defined in Section 1.8(c)) (other than Company Shares actually used to satisfy the Company’s obligations to deliver Company Shares under such plans at or prior to the Effective Time including the delivery of Company Shares previously purchased pursuant to Company Share Purchase Plans) shall not be converted into the right to receive the Amalgamation Consideration and shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          (c) Each Company Share held by a dissenting shareholder for the purposes of Section 106 of the Companies Act (a “Dissenting Shareholder”) shall not be converted into the right to receive the Amalgamation Consideration, and shall be cancelled and converted into a right to receive payment of fair value pursuant to and subject to Section 106 of the Companies Act; provided that if a Dissenting Shareholder withdraws such claim, such holder’s right to receive payment of fair value shall be deemed to have been converted as of the Effective Time into a right to receive the Amalgamation Consideration in accordance with Section 1.6(a). The Company shall give Parent (a) prompt notice of the existence of any Dissenting Shareholders, attempted withdrawals of applications to the Supreme Court of Bermuda for appraisal of the fair value of the shares and any other instruments served pursuant to the Companies Act and received by the Company relating to any Dissenting Shareholder’s rights to be paid the fair value of such Dissenting Shareholder’s Company Shares, as provided in Section 106 of the Companies Act; and (b) the opportunity to direct any and all negotiations and proceedings with respect to demands for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

          (d) The common shares of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into validly issued, fully paid and non-assessable common shares of the Amalgamated Company equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time.

          1.7 Exchange of Certificates; Payment of Consideration

          (a) Parent will cause Intermediate Holding Sub, from time to time after the Effective Time, to make available to a bank or trust company agreed by Parent and the Company (the “Paying Agent”) sufficient funds to make the payments due pursuant to Section 1.6(a) on a timely basis to holders of Company Shares that are converted into the right to receive the Amalgamation Consideration (such amounts being hereinafter referred to as the “Payment Fund”). Parent will cause Intermediate Holding Sub to cause the Paying Agent, pursuant to irrevocable instructions, to make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement. Parent will cause Intermediate Holding Sub to cause the Paying Agent to have available an office in Hamilton, Bermuda (which may be at the Company’s main office) to facilitate payment of the Amalgamation Consideration in Bermuda.

          (b) Parent acknowledges that the Company may cause the Paying Agent to mail, no later than 10 days prior to the Effective Time, to Bermuda resident holders of record of Company Shares immediately prior to such mailing a form (a “Brokerage Notice”), permitting the holder to deliver a notice of such holder’s request (a “Request”) to have the Paying Agent, in the event the Amalgamation is consummated, deliver to Le Masurier, James & Chinn (or, if Le Masurier, James & Chinn is unavailable or unwilling to serve as broker, a broker selected by the Company and reasonably acceptable to Parent) the Amalgamation Consideration to which they will have become entitled so that such holder may, in such holder’s sole discretion, subsequently use any or all of such funds to purchase ordinary shares in the capital of Parent for a period of 30 days following the Closing, without the payment of any brokerage fees by such holder. Such mailing may, if agreed by Parent and the Company, accompany the Shareholder Materials (as defined in Section 6.1(a)). The Brokerage Notice shall be on terms reasonably satisfactory to Parent and shall require such procedures as are necessary in order for such payment to be deposited and such purchase to be made, including, without limitation, the surrender of Certificates (as defined in Section 1.7(c)) (or other procedures for book stock) and certification that such holder is a Bermuda resident.

          (c) Promptly following the Effective Time, Parent shall cause Intermediate Holding Sub to cause the Paying Agent to mail to each record holder of Company Shares immediately prior to the Effective Time (other than such holders who already made a valid Request pursuant to Section 1.7(b) above) a letter of transmittal (the “Letter of Transmittal”) which sets forth the procedures by which holders of share certificates, which prior to the Effective Time represented Company Shares (the “Certificates”), and the holders of book shares, which are uncertificated, may receive the Amalgamation Consideration. Upon a holder complying with such procedures (but in no event prior to the Effective Time), the Paying Agent will deliver to such holders cash in an amount (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) equal to the number of Company Shares owned by such person immediately prior to the Effective Time multiplied by the Amalgamation Consideration. All such Certificates shall forthwith be cancelled and book accounts shall be cancelled. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered or book account is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that all documentation for a book account transfer is received and that the Person requesting such payment pay any transfer or similar taxes required by reason of the payment to a Person other than the registered holder or establish to the satisfaction of the Amalgamated Company that such tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 1.7(c), each Certificate and each book account shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Amalgamation Consideration in cash multiplied by the number of Company Shares evidenced by such Certificate or book account, without any interest thereon.

          (d) If any Certificate shall have been lost, stolen or destroyed, upon the making on an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, the posting by such Person of a bond in such reasonable amount as the Amalgamated Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Amalgamation Consideration with respect to the Company Shares formerly represented thereby.

          (e) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former shareholders of the Company for six months after the Effective Time shall be paid to the Amalgamated Company. Any former shareholders of the Company who have not complied with Section 1.7(c) prior to the end of such six-month period shall thereafter look only to the Amalgamated Company (subject to abandoned property, escheat or other similar laws) for payment of their claim for the Amalgamation Consideration, without any interest thereon. Neither Parent, Intermediate Holding Sub nor the Amalgamated Company shall be liable to any holder of Company Shares for any monies delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates (or book shares) shall not have been surrendered prior to six years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law), unclaimed funds payable with respect to such Certificates (or book shares) shall, to the extent permitted by applicable law, become the property of the Amalgamated Company, free and clear of all claims or interest of any Person previously entitled thereto.

          1.8 Share Options; Equity Plans.

          (a) Company Share Option Plans. As soon as practicable following the date of this Agreement, Parent and the Company (or, if appropriate, the board of directors of the Company or Parent or any committee of the board of directors of the Company administering the Company’s Executive Share Option Plan, Share Option Plan 2000, and 1999 Director Share Option Plan, each as amended (collectively, the “Company Share Option Plans”)) shall take such action as may be required or desirable (including obtaining all applicable consents) to effect the following provisions of this Section 1.8(a). The board of directors of the Company or the applicable committee may exercise its powers under the Company Share Option Plans to accelerate, as of a date prior to the Effective Time as agreed by the Company and Parent, exerciseability of all outstanding Company Share Options. Effective as of the Effective Time, each then outstanding option to acquire Company Shares (each, a “Company Share Option”) granted pursuant to the Company Share Option Plans or otherwise granted by the Company to any current or former employee or director of, or consultant to, the Company or any of its Subsidiaries (each, an “Option Holder”) shall be assumed by Parent and shall be converted into an option (an “Assumed Share Option”) to purchase a number of Parent ordinary shares (rounded to the nearest whole share) (so that there is no continuing right to acquire Company Shares) equal to the product of (i) the number of Company Shares subject to such Company Share Option immediately prior to the Effective Time and (ii) the Option Exchange Ratio (as defined in Section 9.11(a)); and the per share exercise price for Parent ordinary shares transferable upon exercise of such Assumed Share Option (rounded to the nearest whole cent) shall be equal to (A) the excess of (i) the exercise price per Company Share at which such Company Share Option was exercisable immediately prior to the Effective Time over (ii) the Special Dividend divided by (B) the Option Exchange Ratio; provided, however, that in the case of any Company Share Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. The Assumed Share Option shall be exercisable immediately and shall otherwise in all material respects be subject to the same terms as were applicable to the corresponding Company Share Option immediately prior to the Effective Time. The Company shall use reasonable endeavours to obtain prior to the Effective Time the consent of all Option Holders to the foregoing treatment of the options.

          (b) As soon as practicable after the Effective Time, Parent shall deliver to the Option Holders appropriate notices setting forth the number of Parent ordinary shares subject to such Assumed Share Options held by each such Option Holder and the exercise price under each such Assumed Share Option, each as adjusted pursuant to Section 1.8(a) hereof, and stating that such Assumed Share Options shall be subject to the original conditions (and no other conditions) applicable to the corresponding Company Share Options as in effect immediately prior to the Effective Time (subject to the adjustments required and changes permitted by Section 1.8(a)).

          (c) Company Share Purchase Plans. The Company shall take such action as is necessary to (i) cause the acquisition (prior to the record date for the Special Dividend) by participants of all Company Shares to which they are entitled under either the Company’s Third Employee Share Purchase Plan (the “Third Plan”) or the Company’s Executive Share Plan (together with the Third Plan, the “Company Share Purchase Plans”), subject always to the right of a participant under rule 13 of the Third Plan to receive a cash refund equal to the amount of the installments deducted from such participant’s salary for the purposes of the Third Plan for the current Plan Year (as defined therein), together with any accumulated interest thereon; and (ii) provide that no further purchase period shall commence under the Third Plan following such date; provided, however, that such cessation of further purchases shall be of no further force and effect if this Agreement is terminated without the consummation of the Amalgamation. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Amalgamation, the Company shall terminate the Company Share Purchase Plans.

          (d) Securities Registration. If required, Parent shall, promptly following the Effective Time, use reasonable endeavours to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the issuance of the Parent ordinary shares subject to the Assumed Share Options.

          (e) Necessary Actions; Transfer of Authorities. Prior to the Effective Time, the Company shall take all necessary or appropriate action (including amending any of the Company Share Option Plans or the Company Share Purchase Plans and related award agreements or making adjustments as permitted thereby) to effectuate all necessary or appropriate transactions contemplated or required in this Section 1.8 and the assignment to Parent of the authorities and responsibilities of the board of directors of the Company or any committee thereof with respect to the Company Share Option Plans and the Company Share Purchase Plans.

ARTICLE II

DISCLOSURE; STANDARDS

          2.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the “Company Disclosure Schedule” and, in the case of Parent, the “Parent Disclosure Schedule”) setting forth, among other things, in each case with respect to specified sections of this Agreement, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Parent, or to one or more of such party’s covenants contained in Article V or as contemplated by Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary, except as set forth in the last sentence of Section 3.9(a), (i) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 2.2, and (ii) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect (as defined in Section 9.11(a)) with respect to the Company or Parent, as the case may be.

          2.2 Standard. No representation of the Company contained in Article III (other than Section 3.2 and Section 3.8(a)) or of Parent contained in Article IV (other than Section 4.6) shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Parent, has had or would be reasonably likely to have a Material Adverse Effect with respect to the Company or Parent, respectively.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to each of Parent and Amalgamation Sub as follows:

          3.1 Corporate Organization. (a) The Company is a body corporate incorporated, organized, validly existing and in good standing under the laws of Bermuda. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of “qualification to do business” and “good standing” exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company has a licence, pursuant to Section 114B of the Companies Act, to carry on business in Bermuda as a local company (the “114B Licence”), a true and correct copy of which has been delivered by the Company to Parent prior to the date hereof. The 114B Licence is in full force and effect, and the Company is in compliance with all of the conditions set forth in the schedule thereto. True and complete copies of The Bank of Bermuda Act 1890, as amended (the “Memorandum of Association”), the bye-laws of the Company (the “Company Bye-laws”) and the 114B Licence, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

          (b) The Company has Previously Disclosed to Parent a complete and correct list of all of the Company’s Subsidiaries. All of the outstanding shares or other securities evidencing ownership of the Company’s Subsidiaries are validly issued, fully paid (except as Previously Disclosed) and (except as otherwise required by law) non-assessable and such shares or other securities are owned by the Company or its wholly owned Subsidiaries (except as Previously Disclosed) free and clear of any Lien (as defined in Section 9.11(a)) with respect thereto and there are no other equity securities of any such Subsidiary or any options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares or other equity securities, or options, warrants, scrip or rights to purchase, acquire or subscribe to, or calls on or commitments for any shares or other equity securities. Each of the Company’s Subsidiaries (i) is a duly organized and validly existing corporation, partnership, limited liability company or other legal entity under the laws of its jurisdiction of organization, (ii) is duly licenced or qualified to do business and in good standing (to the extent the concepts of “qualification to do business” and “good standing” exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate, partnership or other power and authority to own or lease the properties owned or leased by it and its assets and to carry on its business as now conducted. The Company has provided or made available to Parent a true and complete copy of all partnership, joint venture, investment or similar agreements to which the Company or any of its Subsidiaries is a party. Except as Previously Disclosed, the Company does not have outstanding any capital commitments with respect to the principal, joint venture and similar investments of the Company or any of its Subsidiaries which exceeds $250,000 individually. The Company has Previously Disclosed a true and complete list of all outstanding capital commitments with respect to the principal, joint venture and similar investments of the Company and any of its Subsidiaries.

          (c) The Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any shares or other equity securities or similar interest in any Person, or any interest in a partnership or joint venture of any kind other than its Subsidiaries and those joint ventures and investments Previously Disclosed.

          (d) The minute books of the Company and of each of its Subsidiaries accurately reflect in all material respects all material corporate actions taken by their shareholders and boards of directors (including committees of their boards of directors) since January 1, 2000.

          3.2 Capitalization. The authorized share capital of the Company consists solely of 140 million (140,000,000) Company Shares, of which no more than 28,955,759 shares were outstanding as of October 24, 2003 of which 203,355 shares, which are reflected in the Company’s Statement of Changes in Shareholders’ Equity as shares held by affiliates, are shares held in trust for issuance under the Company Share Option Plans or the Company Share Purchase Plans. As of the date hereof, no Company Shares were held in the Company’s treasury and no Company Shares were beneficially held by any of the Company’s Subsidiaries. No

Company Shares are reserved for issuance, except for 100,000,000 Company Shares reserved for issuance pursuant to the Rights Agreement, as defined in Section 3.24. All of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as provided below and except as pursuant to the Company’s Dividend Reinvestment Plan (the “DRIP”), the Company does not have and is not bound by any outstanding subscriptions, options, restricted shares, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the acquisition or issuance of any Company Shares or any other equity securities of the Company or any securities representing the right to acquire or otherwise receive any Company Shares or requiring any payment relating to the value or market price of Company Shares. The Company has Previously Disclosed (i) a list, as of October 24, 2003, of the Option Holders, the number of Company Share Options held by each such Option Holder, the Company Share Option Plan pursuant to which each such Company Share Option was granted and the price at which each such Company Share Option may be exercised under the applicable Company Share Option Plan, (ii) a list, as of October 24, 2003, of the holders under PARS (as defined in Section 9.11(a)) and the number of restricted Company Shares held by each such holder under PARS, (iii) a list, as of October 24, 2003, of Persons with Company Shares held in a trust under the Executive Share Plan (other than in connection with PARS) and the number of such shares corresponding to each such Person, and (iv) the number, as of October 24, 2003, of Company Shares underlying the outstanding Employee Purchase Rights under the Third Plan. Since October 24, 2003, the Company has not (i) issued any shares or other equity securities or any securities convertible into or exercisable for any shares or other equity securities, other than Company Shares issued upon the exercise, settlement or conversion of Company Share Options outstanding as of October 24, 2003, as described in the immediately preceding sentence, or as contemplated by Section 6.14 or (ii) taken (other than as expressly contemplated by this Agreement) any actions which would cause an antidilution adjustment under any outstanding Company Share Options of the Company. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or to register for sale, any shares or other equity securities of the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to vote or to dispose of any shares or other equity securities of any of its Subsidiaries.

          3.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby (subject, in the case of the Amalgamation and the Amalgamation Agreement, to the Company Shareholder Approval (as defined in Section 6.6)). The execution and delivery of this Agreement and the Amalgamation Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or its board of directors or shareholders are necessary to authorize this Agreement or the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Amalgamation and the Amalgamation Agreement, the Company Shareholder Approval). This Agreement has been and the Amalgamation Agreement will be duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Amalgamation Sub)

constitute and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

          (b) The board of directors of the Company, as of the date hereof, has unanimously (i) approved the Amalgamation, this Agreement, the Amalgamation Agreement and the Special Dividend (although such dividend has not yet been declared) and the transactions contemplated hereby and thereby in accordance with the applicable provisions of Bermuda law and regulations and (ii) determined to recommend approval of the Amalgamation, the Amalgamation Agreement and the transactions contemplated hereby and thereby, by the shareholders of the Company.

          (c) Neither the execution and delivery of this Agreement or the Amalgamation Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby and thereby (including the payment of the Special Dividend), nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Memorandum of Association, the Company Bye-laws, the 114B Licence or the memorandum or articles of association, certificate of incorporation, bye-laws of any or other organizational documents of the Company’s Subsidiaries or (ii) except as Previously Disclosed and assuming that all Requisite Regulatory Approvals (as defined in Section 7.1(b)) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien (or have any of such results or effects, upon notice or lapse of time, or both) upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, licence, lease, agreement, contract, or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

          3.4 Consents and Approvals. Except as Previously Disclosed, no consents, authorizations or approvals of or filings or registrations with any supranational, federal, state, local or foreign court, administrative agency or commission or other governmental or regulatory authority or instrumentality (each a “Governmental Entity”) in Bermuda, by or on behalf of the Company, are necessary in connection with the execution and delivery by the Company of this Agreement or the Amalgamation Agreement or the consummation by the Company of the Amalgamation or the other transactions contemplated hereby or thereby or in order for Intermediate Holding Sub to be entitled at and after the Effective Time to own, and to have full power and authority to exercise all voting and other rights with respect to, all shares of stock of the Amalgamated Company that will be outstanding immediately following the Effective Time. As of the date hereof, the Company has no reason to believe, based on conversations or other communications with any Governmental Entity or Regulatory Agency (as defined in Section

3.5), that any Requisite Regulatory Approvals will not be obtained or satisfied on a timely basis without imposition of a Burdensome Condition (as defined in Section 6.7), as the case may be.

          3.5 Reports. The Company and each of its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with (a) the Bermuda Monetary Authority (the “BMA”), (b) the SEC (subsequent to April 22, 2002 only), (c) any applicable domestic or foreign industry self-regulatory organization or stock exchange (“SROs”), including, without limitation, the Bermuda Stock Exchange and the NASDAQ, and (d) any other federal, state, local or foreign governmental or regulatory agency or authority (collectively with the BMA, the SEC and the SROs, “Regulatory Agencies”), and all other reports, registrations and statements required to be filed by them since January 1, 2000, including, without limitation, any report or statement required to be filed pursuant to applicable law or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries or as Previously Disclosed, no Regulatory Agency has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2000. Except as Previously Disclosed, there is no unresolved violation, or material criticism or exception, by any Regulatory Agency with respect to any report, registration or statement relating to any examinations of the Company or any of its Subsidiaries.

          3.6 Financial Statements. The Company has previously made available to Parent copies of (a) (i) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2001 and December 31, 2002 and (ii) the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal year ended June 30, 2000, the six months ended December 31, 2002 and the fiscal years ended December 31, 2001 and December 31, 2002, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 (the “Company’s 2002 Annual Report”), and accompanied by the audit report of the Company’s independent public accountants, (b) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders’ equity for the three months ended, March 31, 2003, as reported in the Company’s report on Form 6-K furnished to the SEC on April 23, 2003, (c) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders’ equity for the three months ended, June 30, 2003, as reported in the Company’s report on Form 6-K furnished to the SEC on July 21, 2003, (d) the consolidated balance sheet of the Company and its Subsidiaries as of, and the related consolidated statements of income and changes in shareholders’ equity for the three months ended, September 30, 2003, as reported in the Company’s report on Form 6-K furnished to the SEC on October 20, 2003. The financial statements referred to in the preceding sentence (including the related notes, where applicable) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, and any financial statements filed by the Company with, or furnished by the Company to, the SEC after the date of this Agreement (including the related notes, where applicable) will fairly present in all material respects (including the related notes, where applicable) (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply (and, in the case of the financial statements prepared after the date of this Agreement, will comply) in all material respects with applicable accounting requirements and with the applicable published rules and regulations of the SEC and any other applicable SRO with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared (and, in the case of the financial statements prepared after the date of this Agreement, will be prepared) in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) or regulatory accounting principles, as applicable, consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP or regulatory accounting principles, as applicable, and any other applicable legal and accounting requirements.

          3.7 Broker’s Fees. Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Amalgamation or related transactions contemplated by this Agreement, except that the Company has retained Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”) as its financial advisor, pursuant to compensation arrangements which have been disclosed in writing to Parent prior to, and will not be modified subsequent to, the date of this Agreement.

          3.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in the Company Reports (as defined in Section 3.12) filed with or furnished to the SEC and publicly available at least two business days prior to the date hereof (the “Previously Filed Company Reports”), since December 31, 2002, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Article III or otherwise), has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company.

          (b) As of the date of this Agreement, except as publicly disclosed in the Previously Filed Company Reports, since December 31, 2002, the Company and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

(i) except as Previously Disclosed, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Shares;

(ii) any split, combination or reclassification of any Company Shares or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for, Company Shares, except for issuances of Company Shares upon the exercise of Company Share Options or Employee Purchase Rights awarded prior to the date hereof in accordance with the terms of the Company Share Option Plans or the Company Share Purchase Plans and pursuant to the DRIP;

(iii) except as Previously Disclosed, with respect to any current or former executives or directors of the Company (or any members of their respective families), any (A) increase in the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to (other than normal wage increases in the ordinary course consistent with past practices) such Person from the amount thereof in effect as of December 31, 2002, or (B) grant of any severance, retention, consulting, deferred compensation, incentive, termination or change in control pay, entry into any employment or consulting contract or contract to make or grant any severance, retention, consulting, deferred compensation, incentive, termination or change in control pay, or payment of any bonus or acceleration of the vesting, funding or payment of, or entitlement to, any compensation payment or benefit, by the Company or any of its Subsidiaries; or

(iv) except insofar as required by a change in GAAP, any change in accounting methods, principles or practices by the Company or any of its Subsidiaries.

          3.9 Legal Proceedings. (a) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (“Claims and Proceedings”) (i) against the Company or any of its Subsidiaries, (ii) against any person who is currently an executive officer or director of the Company or any of its Subsidiaries with respect to any of their actions as such or (iii) as of the date hereof, challenging the validity or propriety of the transactions contemplated by this Agreement. The Company has Previously Disclosed a list of all pending or, to the Knowledge of the Company, threatened Claims and Proceedings which, in each case, seek, or could result in, damages or other amounts payable by the Company or its Subsidiaries, in excess of $250,000.

          (b) Except as Previously Disclosed, there is no injunction, order, judgment or decree imposed upon the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

          3.10 Tax Matters. (a) The Company and each of its Subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and such returns and reports are true, correct and complete in all material respects. The Company and each of its Subsidiaries has paid (or the Company has paid on its behalf) or made provision (in accordance with GAAP) for all Taxes for all past and current periods for which the Company or any of its Subsidiaries is liable.

          (b) As used in this Agreement, the term “Taxes” includes all supranational, federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including, without limitation, obligations for withholding Taxes from payments due or made to any other Person and any interest, penalties or additions to tax.

          3.11 Employee Benefit Plans. (a) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries maintain or contribute to, or have any obligation to contribute to, or have any liability, direct or indirect, contingent or otherwise (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to, any employment, consulting, severance pay, termination pay, retirement, deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or an executive compensation, incentive bonus or other bonus, pension, share option, restricted share or equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, or other employee benefit plan, program, arrangement, agreement, fund or commitment, providing benefits to any current or former employee, consultant or director of the Company or any of its Subsidiaries or any current or former employee, consultant or director of any entity with respect to which the Company or any of its Subsidiaries is a successor (collectively the “Company Benefit Plans”). True and complete copies of each Company Benefit Plan, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, all amendments thereto and all government and regulatory approvals received from any Regulatory Agency, the most recent summary plan descriptions (including any material modifications) and the most recent audited financial reports for any funded Company Benefit Plan have been supplied or made available to Parent. Except as Previously Disclosed: (i) neither the Company nor any of its Subsidiaries has made any promise or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the benefits provided to any employee or former employee, consultant or director of the Company or any Subsidiary thereof; and (ii) since December 31, 2002 there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

          (b) With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a), 401(k) or 403(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or under any law or regulation of any jurisdiction or Regulatory Agency, such plan and the related trust has received a favorable determination letter from the United States Internal Revenue Service (the “IRS”) or any required approval of a Regulatory Agency and the same has not been revoked and (A) the consummation of the transaction contemplated hereby will not adversely affect such qualification, exemption or approval and (B) to the knowledge of the Company, no event or circumstance exists that has or is likely to adversely affect such qualification, exemption or approval or is likely to result in a filing under Rev. Proc. 2002-47 or any predecessor or successor thereto; (ii) it has been operated and administered in all respects in compliance with its terms and all applicable laws and regulations; (iii) there are no pending or, to the Knowledge of the Company, threatened claims against, by or on behalf of any Company Benefit Plans (other than routine claims for benefits); (iv) no breaches of fiduciary duty have occurred; (v) no material Lien imposed under any law exists; and (vii) all contributions, premiums and expenses to or in respect of such Company Benefit Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Company’s consolidated financial statements.

          (c) Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification obligation), any liability or penalty or tax under any law or regulation relating to employee benefit plans, and, to the knowledge of the Company, no event, transaction or condition has occurred, exists or is expected to occur which would reasonably be expected to result in any such liability to the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries.

          (d) Neither the Company nor any of its Subsidiaries has engaged or caused any other person (including a plan) to engage in a “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or a breach of fiduciary duty that may subject the Company or any of its Subsidiaries to a tax or penalty under Section 4975 of the Code or civil liability under Title I of ERISA or a tax or penalty or liability under any other law or regulation governing the investment of assets of any pension plan, whether or not regulated by ERISA.

          (e) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligations to provide health, life insurance, or death benefits with respect to current or former employees, consultants or directors of the Company or any of its Subsidiaries beyond their termination of employment or service, and each such Company Benefit Plan may be amended or terminated at any time without incurring liability thereunder. Except as Previously Disclosed, there has been no communication to any employee, consultant or director of the Company or any of its Subsidiaries that would reasonably be expected to promise or guarantee any such retiree health or life insurance or other retiree death benefits on a permanent basis.

          (f) Except as Previously Disclosed, neither the execution and delivery of this Agreement or the Amalgamation Agreement, nor the consummation of the transactions contemplated hereby or thereby, either alone or in combination with another event, (whether contingent or otherwise) will (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries or any group of such employees, consultants or directors to any payment; (ii) increase the amount of compensation due to any such employee, consultant or director; or (iii) accelerate the vesting or funding of any compensation, stock incentive or other benefit.

          (g) Except as Previously Disclosed, the Company has no loans or other extensions of credit made to or for the executive officers or directors of the Company, its Subsidiaries or their related interests. All such Previously Disclosed loans and extensions are in compliance with all applicable laws, including, without limitation, the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder (the “Sarbanes-Oxley Act”).

          (h) To the Knowledge of the Company, no Company Benefit Plan, nor the Company or any of its Subsidiaries with respect to such Company Benefit Plan, is under audit, or has received written notice that it is the subject of an investigation, by any Regulatory Agency, nor is any such audit or investigation pending or threatened.

          (i) Except as Previously Disclosed, neither the Company nor any of its Subsidiaries maintains any plan, program or arrangement or is a party to any contract that provides any benefits or provides for payments to any Person in, based on or measured by the value of, any equity security of, or interest in, the Company or any of its Subsidiaries.

          (j) The Company has Previously Disclosed a complete list of all agreements and other arrangements, true and correct copies of which have been provided to Parent, whereby the Company has any indemnification, guarantee, hold harmless or similar liability or obligation in respect of current or former directors, officers or employees of the Company or any of its Subsidiaries. All liabilities with respect to any current or former employee, consultant or director of the Company or any of its Subsidiaries or any affiliate thereof, whether contingent or otherwise, that the Parent (or Intermediate Holding Sub) or the Amalgamated Company will assume by reason of this Agreement or by operation of law are accurately reflected on the Company’s consolidated financial statements.

          (k) Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any liability as the result of a retroactive rate adjustment or loss sharing arrangement with respect to workers’ compensation.

          3.12 SEC Reports. The Company has made available to Parent accurate and complete copies of (a) each registration statement, and provided a list of all other reports, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with or furnished to the SEC since April 22, 2002 by the Company or any of its Subsidiaries (the “Company Reports”), and (b) each communication mailed by the Company to its shareholders since January 1, 2002. The Company has not made any filings pursuant to the Securities Act. As of the date of filing, furnishing or mailing, as the case may be, no such registration statement, prospectus, report or schedule contained (and no registration statement, prospectus, report or schedule filed, furnished or mailed after the date of this Agreement will contain) any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date included in any Previously Filed Company Reports shall be deemed to modify information as of an earlier date. Since April 22, 2002, the Company and each of its Subsidiaries has timely filed or furnished (and will timely file or furnish after the date of this Agreement) all reports and other documents required to be filed or furnished by it under the Exchange Act, and, as of their respective dates, all such reports complied (and, in the case of all reports and other documents filed or furnished after the date of this Agreement, will comply) in all material respects with all applicable requirements of the Exchange Act and the Sarbanes-Oxley Act and the applicable published rules and regulations of the SEC with respect thereto.

          3.13 Licences; Compliance with Applicable Law. The Company and each of its Subsidiaries holds all licences, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and, except as Previously Disclosed, have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above.

          3.14 Certain Contracts. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) except as Previously Disclosed, as of the date hereof, with respect to the employment, termination or compensation of any directors, executive officers, key employees or material consultants (other than oral contracts of employment at will which may be terminated without penalty), (ii) except as Previously Disclosed, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed with or incorporated by reference in the Company Reports, (iii) which contains any non-compete or exclusivity provisions with respect to any business or geographic area in which business is conducted with respect to the Company or any of its affiliates or which restricts the conduct of any business by the Company or any of its affiliates or any geographic area in which the Company or any of its affiliates may conduct business or requires exclusive referrals of any business and which will be binding on or which will otherwise limit or affect, after the Effective Time, the Amalgamated Company or Parent or any of its affiliates, (iv) except as provided in Article I hereof or as Previously Disclosed (including any share option plan, share appreciation rights plan, restricted share plan or share purchase plan), any of the benefits of which will be increased, or the funding, vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Amalgamation Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Amalgamation Agreement, (v) with respect to any outsourcing or equivalent or similar arrangement (except as Previously Disclosed) or (vi) which would prohibit or materially delay the consummation of the Amalgamation. The Company has previously made available to Parent true and correct copies of all employment, termination and compensation agreements (including deferred compensation) with executive officers, key employees or material consultants which are in writing and to which the Company or any of its Subsidiaries is a party and a true and correct schedule of all such agreements has been Previously Disclosed. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14, whether or not Previously Disclosed, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of any Company Contract by any of the other parties thereto.

          (b) To the Knowledge of the Company, each of the Company Contracts is valid, binding and in full force and effect.

          3.15 Agreements with Regulatory Agencies. Except as Previously Disclosed, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that restricts the conduct of its business or has resulted, or could reasonably be expected to result, in a liability or that in any manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries (a) been advised since January 1, 2000 by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement or (b) any Knowledge of any pending or threatened regulatory investigation.

          3.16 Derivative Instruments. Any swaps, caps, floors, futures, forward contracts, option agreements, and any other derivative financial instruments, contracts or arrangements (including such instruments, contracts or arrangements with respect to precious metals or other commodities, collectively, “Derivative Instruments”), whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent business practice and rules, regulations and policies of any Regulatory Agency applicable to the Company and its Subsidiaries, and, to the Company’s Knowledge, with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (subject to bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

          3.17 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the financial statements included in the Company’s 2002 Annual Report and liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2002, neither the Company nor any of its Subsidiaries has incurred any liability of any nature required by GAAP to be reflected in a balance sheet prepared in accordance with GAAP.

          3.18 Environmental Matters. (a) All property currently or formerly owned or operated by the Company or one of its Subsidiaries (including, but not limited to, all branches or property held for the account of another) and all improvements related thereto (“Company Real Property”) are in compliance with all applicable laws (including, without limitation, common law), regulation or requirement relating to the human health and safety, protection of the environment or natural resources (“Environmental Law”).

          (b) There is no suit, claim, action or proceeding instituted or, to the Knowledge of the Company, threatened, before any Governmental Entity, Regulatory Agency or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor), with any Environmental Law or (ii) relating to any release, spill, emission, disposal, migration or other discharge in, into or onto the environment of any pollutant, chemical, or any substances, materials or wastes which are identified or regulated under any Environmental Law (each, a “Release”).

          (c) To the Knowledge of the Company, there are no facts or circumstances which would provide a reasonable basis for any suit, claim, action or proceeding as described in Section 3.18(b).

          (d) To the Knowledge of the Company, there has been no Release in, on, under or affecting any Company Real Property.

          3.19 Intellectual Property. (a) The Intellectual Property owned by the Company and its Subsidiaries (“Owned Company IP”), together with the Intellectual Property held under licence by the Company and its Subsidiaries, is all of the Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries (the “Company IP”), and the Company IP is sufficient for the conduct of such business as currently conducted.

          (b) The Company and its Subsidiaries own the Owned Company IP, free and clear of conditions, adverse claims and Liens that would materially interfere with the use of the Owned Company IP by the Company and its Subsidiaries. Without limiting the foregoing, no current or former employee, officer, director or consultant of the Company or its Subsidiaries retains any interest (including an understanding for the payment of royalties) in any Owned Company IP and all rights in any Owned Company IP have been duly assigned in their entirety, by operation of law or otherwise, to the Company or its Subsidiaries, as applicable.

          (c) The Company and each of its Subsidiaries have taken all reasonable and appropriate steps to protect and maintain the Company IP. Without limiting the foregoing, the Company and each of its Subsidiaries have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all of the trade secrets (including those trade secrets defined under statutory and common law), business and technical information and other know-how (“Trade Secrets”) that comprise any part of the Company IP. All use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful.

          (d) None of the use or exploitation of any Company IP or the conduct and operations of the business of the Company and its Subsidiaries in the manner currently conducted, or the provision of goods and services therein, infringes upon, misappropriates, violates or conflicts in any way with any Person’s rights in Intellectual Property. There is no pending or threatened assertion or claim asserting that the Company’s or any of its Subsidiaries’ use or exploitation of any Company IP or that the conduct of the business of the Company and its Subsidiaries infringes upon, misappropriates, violates or conflicts in any way with any Person’s rights in Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any Person.

          (e) The Company IP and each of the Company’s and each of its Subsidiaries’ rights with respect thereto, including each of their respective rights to use any of the Company IP, are valid and enforceable. There is no pending or threatened assertion or claim challenging the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Company IP or any agreement relating to the Company IP.

          (f) To the Knowledge of the Company, there are no unauthorized uses, disclosures, infringements, or misappropriations by any Person of any Owned Company IP or any breaches by any Person of any licences or other agreements involving Company IP.

          As used in the Agreement, “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under licence, whether registered or unregistered, including without limitation such rights in and to: (i) trademarks, trade dress, service marks, certification marks, logos, and trade names, and the goodwill associated therewith, (ii) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights, inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) writings and other works of authorship and copyrights therein; (iv) Trade Secrets; (v) software, including without limitation, data files, source code, object code, application programming interfaces, databases and other software-related specifications and documentation; (vi) domain names and uniform resource locators; (vii) mask works; and (viii) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

          3.20 Labor Matters. (a) Other than employees in Luxembourg, none of the employees employed by the Company or any of its Subsidiaries is represented by any labor union or other labor representative or organization; there are no contracts, arrangements, commitments or understandings with or to a labor union or other labor organization, including any collective bargaining agreements or other similar arrangements in effect with respect to employees employed by the Company or any of its Subsidiaries; and there are no other persons attempting to represent or organize or purporting to represent for bargaining purposes any employees employed by the Company or any of its Subsidiaries.

          (b) (i) Since December 31, 2002 there has not occurred or been threatened any strikes, slow downs, picketing, work stoppages, concerted refusals to work or other similar labor activities with respect to employees employed by the Company or any of its Subsidiaries, and (ii) except as Previously Disclosed, no grievance or arbitration or other proceeding against the Company or any of its Subsidiaries by an employee is pending or threatened.

          (c) (i) The Company and each Subsidiary is in compliance with all applicable legal requirements relating to employment of, and employment practices with respect to, former, current, and prospective employees, independent contractors and “leased employees”, (ii) there are no complaints, charges or claims against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened to be brought or filed with any Regulatory Agency in connection with the employment by the Company or any of its Subsidiaries of any individual, and (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Agency relating to employees or former employees of the Company or any of its Subsidiaries.

          3.21 Accounting Matters and Internal Controls. (a) Since January 1, 2001, the Company has not received written notice from the SEC or any other Governmental Entity or Regulatory Agency that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity.

          (b) The Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) and Rule 15d-14(c) under the Exchange Act) are effective, in all material respects, to ensure that information required to be disclosed about the Company and its Subsidiaries in the Company Reports is accumulated and communicated to the Company’s management, including its principal executive officers as appropriate, to allow timely decisions regarding required disclosure.

          3.22 Entitlement of Directors. The board of directors of the Company consists of thirteen members, of whom twelve are not employed by the Company or any of its Subsidiaries. The members of the board of directors not employed by the Company or any of its Subsidiaries have no rights, benefits or entitlements other than the right to receive directors’ fees as Previously Disclosed, Company Share Options granted to them under the Director Share Option Plan and rights to indemnification under Section 124 of the Company Bye-laws.

          3.23 Fairness Opinion. On or before the date hereof, Merrill Lynch has delivered its opinion to the Company’s board of directors that the Amalgamation Consideration, together with the Special Dividend, is fair, from a financial point of view, to the holders of the Company Shares, a true and correct copy of which has been delivered to Parent.

          3.24 Rights Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in (a) a “Share Acquisition Date” (as defined in the Amended and Restated Rights Agreement, dated as of July 29, 2002, between the Company and Bermuda Trust Company Limited (the “Rights Agreement”)) or (b) Parent or any of its affiliates being an “Acquiring Person” (as defined in the Rights Agreement), and the Rights Agreement provides that the Expiration Date (as defined in the Rights Agreement) shall occur upon the Amalgamation. The Rights Agreement is and will remain inapplicable to this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby.

          3.25 Transactions with Affiliates. Except as disclosed in the Previously Filed Company Reports, from January 1, 2000 through the date hereof there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company’s affiliates (other than wholly owned Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 7 of Form 20-F.

          3.26 Insurance. All of the Company’s material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies are with reputable insurance carriers and provide coverage amounts which the Company reasonably believes are both adequate for all normal risks incident to the current business of the Company and its Subsidiaries and their respective properties and assets, and appropriate for the businesses currently conducted by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

          Parent hereby represents and warrants to the Company as follows:

          4.1 Corporate Organization. (a) Parent is a public limited company duly organized and validly existing under the laws of England and Wales. Parent has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of “qualification to do business” and “good standing” exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

          (b) Amalgamation Sub is a company duly organized, validly existing and in good standing under the laws of Bermuda, and all of its outstanding shares are owned directly by Intermediate Holding Sub. Amalgamation Sub’s sole purpose is to engage in the transactions contemplated hereby, and Amalgamation Sub will conduct its operations only as contemplated hereby and will engage in no other business activities other than activities conducted in furtherance of the transactions contemplated hereby; provided, however, that Amalgamation Sub may incur indebtedness that does not contravene any other provision hereof, including Section 4.4.

          (c) Intermediate Holding Sub is a company duly organized and validly existing under the laws of the Netherlands, and all of its outstanding shares are owned by a wholly owned Subsidiary of Parent. Intermediate Holding Sub has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licenced or qualified to do business and in good standing (to the extent the concepts of “qualification to do business” and “good standing” exist) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

          4.2 Authority; No Violation. (a) Parent and Amalgamation Sub have full corporate power and authority to execute and deliver this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Amalgamation Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent, Intermediate Holding Sub and Amalgamation Sub or their respective boards of directors or shareholders are necessary to authorize this Agreement or the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby. This Agreement has been and the Amalgamation Agreement will be duly and validly executed and delivered by Parent and Amalgamation Sub and (assuming due authorization, execution and delivery by the Company) constitutes and will constitute valid and binding obligations of Parent and Amalgamation Sub, enforceable against Parent and Amalgamation Sub in accordance with their terms.

          (b) Neither the execution and delivery of this Agreement and the Amalgamation Agreement by Parent and Amalgamation Sub, nor the consummation by Parent and Amalgamation Sub of the transactions contemplated hereby and thereby, nor compliance by Parent and Amalgamation Sub with any of the terms or provisions hereof or thereof, will (i) violate any applicable law or the memorandum and articles of association, certificate of incorporation, bye-laws or other organizational documents of Parent, Intermediate Holding Sub or Amalgamation Sub, as applicable, or (ii) assuming that the Requisite Regulatory Approvals are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, licence, lease, agreement, contract or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

          4.3 Consents and Approvals. As of the date hereof, Parent has no reason to believe, based on conversations and other communications with any Governmental Entity or Regulatory Agency, that any Requisite Regulatory Approvals will not be duly obtained or satisfied on a timely basis without imposition of a Burdensome Condition, as the case may be.

          4.4 Financing. Parent will have available all the funds necessary to perform its and its Subsidiaries’ obligations under this Agreement, including consummating the transactions contemplated by this Agreement on the terms contemplated hereby and making the payment of all fees and expenses relating to such transactions.

          4.5 Litigation; Regulatory Action. (a) No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or, to its Knowledge, any of its Subsidiaries and, to its Knowledge, no such litigation, claim or other proceeding has been threatened.

          (b) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, Claims and Proceedings as of the date hereof, challenging the validity or propriety of the transactions contemplated by this Agreement.

          4.6 Absence of Certain Changes or Events. Except as publicly disclosed in a report filed with or furnished to the SEC and publicly available at least two business days prior to the date hereof, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Article IV or otherwise), has had, or is reasonably likely to have, a Material Adverse Effect with respect to Parent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

          5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business only in the usual, regular and ordinary course consistent with past practice, (b) use reasonable endeavours to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees, (c) take no intentional action which would adversely affect or delay in any material respect the ability of either Parent, Amalgamation Sub or the Company to obtain any Requisite Regulatory Approvals and (d) use reasonable endeavours to obtain any third-party consents, licences, authorizations and approvals that are necessary or appropriate for the Amalgamated Company to conduct the business of the Company and its Subsidiaries as currently conducted following the Effective Time.

          5.2 Forbearances of the Company. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

          (a) other than in the ordinary course of business consistent with past practice, (i) incur any indebtedness for borrowed money (other than deposits and similar liabilities, short-term indebtedness incurred to refinance existing short-term indebtedness, indebtedness of the Company’s Subsidiaries to the Company or any of its wholly owned Subsidiaries and indebtedness under existing lines of credit), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance, or incur any capital expenditures, obligations or liabilities;

          (b) other than the declaration and payment of ordinary course dividends on Company Shares at the usual times and in the usual amount which the Company has adequate earnings to support and which, in any event, do not exceed $0.29 per Company Share per quarter (i) adjust, split, combine or reclassify any shares or other equity securities; (ii) make, declare or pay any dividend (except (A) the Special Dividend and (B) dividends paid in the ordinary course of business by any wholly-owned Subsidiary of the Company) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares or other equity securities or any securities or obligations convertible into or exchangeable for any shares or other equity securities; (iii) issue any additional restricted Company Shares under PARS or grant any additional Company Share Options or Employee Purchase Rights or other equity-based awards or grant any Person any right to acquire any shares or other equity securities or any right the value of which is based on the value of shares or other equity securities, (iv) issue any additional shares or other equity securities, other than with respect to the exercise, conversion or settlement of Company Share Options or Employee Purchase Rights granted prior to the date hereof pursuant to the Company Share Option Plans or Company Share Purchase Plans or as contemplated by Section 6.14; or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its shares or other equity securities;

          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets, including, without limitation, shares of any Subsidiaries of the Company, to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

          (d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity other than a wholly owned Subsidiary;

          (e) terminate, amend, supplement or otherwise modify the Rights Agreement or take any action that would result in the redemption of the Rights (as defined in the Rights Agreement);

          (f) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material lease, contract or agreement, or make any material change in any of its material leases, contracts or agreements, other than renewals of leases, contracts or agreements without material changes of terms;

          (g) other than in the ordinary course of business consistent with past practice or as required by law or contracts in effect as of the date hereof, (i) increase in any manner the wages, salaries, compensation, pension or any other employee benefits (including any incentive or bonus payments or perquisites) of any current or former employees, consultants or directors of the Company or any of its Subsidiaries, (ii) vest, fund or pay, or accelerate the vesting, funding or payment of, any compensation benefits or allowance (except as required by the terms of any existing Company Benefit Plans) to any such current or former employees, consultants or directors, (iii) become a party to, commit itself to, amend, extend or terminate any Company Benefit Plan, including any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance, consulting, retention, change in control, termination, deferred compensation or incentive pay agreement with or for the benefit of any current or former employee, consultant or director, (iv) make any award or grant under any Company Benefit Plan or otherwise (including, without limitation, the grant of any stock options, stock appreciation rights, restricted stock units or other awards), or (v) grant or increase any severance or termination rights or benefits (except to make payments required to be made under obligations existing on the date hereof in accordance with the terms of such obligations);

          (h) settle any material claim, action or proceeding involving money damages or waive or release any material rights or claims, except in the ordinary course of business consistent with past practice;

          (i) change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or, in the case of its Subsidiaries, other applicable generally accepted accounting principles, or change any of its methods of reporting material items of income and deductions for Tax purposes from those employed in the preparation of the Tax returns of the Company for the taxable years ending December 31, 2002 and 2001, except as required by changes in law or regulation;

          (j) adopt or implement any amendment to its certificate of incorporation, memorandum or articles of association, bye-laws or similar documents (or, in the case of the Company, the 114B Licence) or any plan of amalgamation, consolidation, merger, or reorganization or scheme of arrangement;

          (k) take any intentional action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Amalgamation set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, regulation or safe and sound banking practices; or

          (l) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

          5.3 Covenants of Parent. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement, Parent shall, and shall cause its Subsidiaries to, (a) not take, or agree to, or make any commitment to take, any action, that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Amalgamation set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, regulation or safe and sound banking practices, (b) take no intentional action which would adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any Requisite Regulatory Approval and (c) use its reasonable endeavours to obtain any third-party consents, licences, authorizations and approvals that are necessary or appropriate for the Amalgamated Company to conduct the business of the Company and its respective Subsidiaries as currently conducted following the Effective Time.

ARTICLE VI

ADDITIONAL AGREEMENTS

          6.1 Shareholder Materials. (a) In connection with the Company Meeting (as defined in Section 6.6), as soon as practicable after the date hereof, the Company shall prepare (and Parent shall assist with the Company’s preparation of) materials to be sent to the Company’s shareholders (the “Shareholder Materials”), conforming to the requirements of applicable law and regulations, soliciting the Company Shareholder Approval. Each of the Company and Parent shall furnish all information reasonably requested by the other party in connection with the preparation of the Shareholder Materials.

          (b) The Shareholder Materials shall include the recommendation of the Company’s board of directors described in Section 6.4.

          (c) The Company shall (and Parent shall assist the Company as reasonably necessary to) cause the Shareholder Materials to be mailed to all shareholders of the Company as promptly as practicable after the date hereof; provided, that any such mailing shall not be made without Parent’s approval, which approval shall not be unreasonably withheld or delayed. The Company shall supply Parent with copies of all correspondence between the Company or its representatives, on the one hand, and any regulatory or governmental authority, on the other hand, with respect to the Shareholder Materials. Without limiting the generality of the foregoing, the Shareholder Materials and all other proxy materials shall be subject to the review and approval of Parent, which approval shall not be unreasonably withheld.

          (d) If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its affiliates, officers or directors is discovered by the Company that is required to be set forth in the Shareholder Materials the Company will promptly inform Parent.

          (e) The Company shall ensure that the Shareholder Materials comply in all material respects with the requirements of applicable law.

          (f) As of the date of the mailing of the Shareholder Materials, and as of the date of the Company Meeting, the Company shall ensure that the Shareholder Materials (as they may have theretofore been amended) will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent expressly for inclusion in the Shareholder Materials.

          (g) None of the information supplied by Parent expressly for inclusion in the Shareholder Materials will, at the time supplied, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading and Parent shall promptly notify the Company if it becomes aware, prior to the Company Meeting, of any fact which would make such statements materially misleading.

          6.2 Regulatory Matters. (a) The Company and Parent, as appropriate, shall promptly prepare and file all requisite notices and applications with respect to the Amalgamation with any applicable local, state, federal or foreign Regulatory Agency or under any other applicable laws or regulations.

          (b) Subject to the proviso to the first sentence of Section 6.7, the parties hereto shall cooperate with each other and use reasonable endeavours to promptly prepare and file all necessary documentation (including the Amalgamation Agreement), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Amalgamation), and to comply fully with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall, to the extent practicable, consult each other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

          (c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Shareholder Materials, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Amalgamation and the other transactions contemplated by this Agreement.

          (d) Parent and the Company shall promptly advise each other upon receiving any communication which concerns the Amalgamation from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement.

          6.3 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange or transfer of information, the Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of the supranational federal, state, local or foreign securities laws or banking laws (other than reports or documents which the Company or its Subsidiaries are not permitted to disclose under applicable law) and (ii) all other information concerning their business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their respective customers, violate Company policy with respect to client confidentiality, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement, but shall disclose the nature of all such withheld information. The parties hereto will, to the extent practicable, make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall furnish Parent with all reasonable information relevant to its ability to consummate the Amalgamation and the other transactions contemplated hereby.

          (b) Each of Parent and the Company shall hold (subject to the requirements of applicable law) all information furnished by or on behalf of any other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.3(a) or otherwise in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreements dated as of April 6, 2003 and May 5, 2003 between the Company and Parent (the “Confidentiality Agreements”).

          (c) No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

          6.4 Board Recommendation. The Company’s board of directors has adopted a resolution recommending approval of the Amalgamation and the Amalgamation Agreement by the Company’s shareholders and, except as provided in the next sentence, the board of directors of the Company shall at all times recommend approval of the Amalgamation and the Amalgamation Agreement by the Company’s shareholders. The board of directors of the Company shall be permitted to withdraw or modify in a manner adverse to Parent and Amalgamation Sub (or not to continue to make) its recommendation to its shareholders if, but only if, (a) it reasonably determines in good faith (after due consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties, (b) the Company has given Parent five business days’ prior notice of its intention to withdraw or modify such recommendation and the Company’s board of directors has considered any proposed changes (if any) to this Agreement and/or the Amalgamation Agreement proposed by Parent and (c) the Company has fully and completely complied with Section 6.5.

          6.5 Other Offers. The Company and its Subsidiaries, and the officers, directors, employees, financial or legal advisors of the Company and its Subsidiaries, will not, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal or (b) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal; provided that the Company may, in response to an unsolicited written proposal from a third party regarding an Acquisition Proposal, engage in the activities specified in clause (b) of this Section 6.5, if (i) the board of directors of the Company reasonably determines in good faith (after due consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties and (ii) the Company has received from such third party an executed confidentiality agreement with confidentiality terms not materially less favorable to the Company than those contained in the confidentiality agreement dated as of April 6, 2003 between the Company and Parent. The Company will immediately notify Parent orally and will promptly (and in no event later than 24 hours after the relevant event) notify Parent in writing (which oral and written notices shall identify the Person making the Acquisition Proposal or request for information and set forth the material terms thereof) after having received any Acquisition Proposal, or request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person who is considering making or has made an Acquisition Proposal. The Company will keep Parent fully and currently informed of the status and details of any such Acquisition Proposal or request and any related discussions or negotiations. The Company shall, and shall cause its Subsidiaries and directors, officers, employees and financial and legal advisors to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal. Nothing in this Section 6.5 shall prohibit the Company or its board of directors from taking and disclosing to the shareholders of the Company a position with respect to an Acquisition Proposal by a third party to the extent required by applicable law or from making such disclosure to the shareholders of the Company which, in the judgment of the outside counsel of the Company, is required under applicable law; provided that nothing in this sentence shall affect the obligations of the Company and its board of directors under any other provision of this Agreement. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in (w) an amalgamation, scheme of arrangement, merger or consolidation, or any similar transaction, involving the Company or any Subsidiary of the Company, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Company or any of its Subsidiaries, (y) a purchase or other acquisition (including by way of an amalgamation, scheme of arrangement, merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 10% or more of the voting power of the Company or 25% or more of the voting power of any Subsidiary of the Company, or (z) any substantially similar transaction.

          6.6 Shareholder Approval. The Company will take all action reasonably necessary to convene a meeting of the holders of Company Shares (the “Company Meeting”) as soon as reasonably practicable for the purpose of obtaining the approval of the Amalgamation and the Amalgamation Agreement required by Section 106 of the Companies Act (the “Company Shareholder Approval”). In the event that a quorum is not present at the Company Meeting, the Company shall, from time to time as requested by Parent, adjourn the Company Meeting to a later date so that a quorum may be achieved. The Company’s obligations under this Section 6.6 shall not be affected by any determination of the Company’s board of directors not to recommend the Amalgamation or to no longer recommend it or deem it advisable. Subject to the requirements of applicable law and the terms of this Agreement (including Section 6.4), the board of directors of the Company shall recommend to its shareholders the approval of the Amalgamation and the Amalgamation Agreement and the other transactions contemplated hereby and thereby and shall use reasonable endeavours to solicit such approval (including the solicitation of proxies).

          6.7 Reasonable Endeavours. Subject to Section 6.4, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use reasonable endeavours (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal or regulatory requirements which may be imposed on such party, the Amalgamated Company or any of their respective Subsidiaries with respect to the Amalgamation and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party (including, in the case of the Company, obtaining any required consent in respect of a Company Contract) which is required to be obtained by the Company or Parent, the Amalgamated Company or any of their respective Subsidiaries in connection with the Amalgamation; provided that none of Parent, Amalgamation Sub nor Intermediate Holding Sub shall be obligated to agree to, in the case of the Requisite Regulatory Approvals, any Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means any conditions, restrictions or requirements which the board of directors of Parent reasonably determines would, individually or in the aggregate, (A) reduce the benefits of the Amalgamation to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof or (B) have, or would reasonably be expected to have, a material and adverse effect on the Company or the Amalgamated Company and their respective Subsidiaries, taken as a whole, following the Effective Time, including as Previously Disclosed.

          6.8 Indemnification; Directors’ and Officers’ Insurance. (a) The bye-laws of the Amalgamated Company shall contain, to the extent permitted by applicable law, the provisions with respect to limitation of liability and indemnification set forth in the Company Bye-laws on the date hereof, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties (as defined below) in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby); provided that the bye-laws of the Amalgamated Company shall not be required to contain such provisions if not permitted by applicable law or if Parent otherwise provides the same level of indemnification rights to such individuals as contained in the bye-laws of the Amalgamated Company.

          (b) From and after the Effective Time, Parent shall cause the Amalgamated Company to (A) indemnify, defend and hold harmless, to the fullest extent that would be permitted by Bermuda law if given by the Amalgamated Company in relation to its own present and former officers and directors, the present and former officers and directors of the Company or any of its Subsidiaries in their capacities as such (each an “Indemnified Party”) against all losses, expenses, claims, damages or liabilities (collectively, “Losses”) arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby), and (B) (without duplication) indemnify, defend and hold harmless each of the present officers and directors of the Company in their capacities as such, to the fullest extent that the Amalgamated Company would be permitted to indemnify such officer or director under English Law if the Amalgamated Company were an English public limited company and such indemnity were given by it in relation to its own officers and directors, against all Losses pertaining to this Agreement, or any of the transactions contemplated hereby, and all actions taken by such officer or director in connection herewith, other than Losses arising from matters not known to Parent prior to the date hereof with respect to this Agreement or such transactions or action.

          (c) Parent shall use its reasonable endeavours to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company immediately prior to the Effective Time (provided that Parent may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are (i) not less advantageous than such policy or (ii) approved by a majority of the members of the board of directors of the Amalgamated Company who were members of the board of directors of the Company immediately prior to the Effective Time) with respect to acts or omissions occurring prior to the Effective Time (including, without limitation, actions or omissions relating to the transactions contemplated hereby) which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Parent or its Subsidiaries be required to expend an aggregate of more than 200% of the current annual amount expended by the Company (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.8(c), Parent shall use its reasonable endeavours to obtain as much comparable insurance as available for the Insurance Amount.

          (d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

          (e) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

          6.9 Further Assurances. At and after the Effective Time, the officers and directors of the Amalgamated Company will be authorized to execute and deliver, in the name and on behalf of the Company or Amalgamation Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Amalgamation Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Amalgamated Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Amalgamated Company as a result of, or in connection with, the Amalgamation.

          6.10 Advice of Changes. Parent and the Company shall promptly advise each other of any change or event having, or which could have, a Material Adverse Effect on it or them, as applicable, or which would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or would be reasonably likely to cause any of the conditions in Article VII not to be satisfied or to cause the satisfaction thereof to be materially delayed.

          6.11 Employee Benefits. From and after the Effective Time, Parent shall, or shall cause the Amalgamated Company to, recognize prior service recognized immediately prior to the Effective Time under the Company Benefit Plans of the Company or any of its Subsidiaries of each employee of the Company or any of its Subsidiaries that continues to be employed by the Amalgamated Company following the Effective Time (the “Company Employees”) as service under the employee benefit plans of Parent or its Subsidiaries for purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals) in which such Company Employee is eligible to participate following the Effective Time. From and after the Effective Time, Parent shall, or shall cause the Amalgamated Company to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any applicable group health plans of Parent or its Subsidiaries to be waived with respect to applicable Company Employees to the extent that such Company Employees were covered or would have been covered under the group health plans of the Company immediately prior to the Effective Time and (ii) give each Company Employee credit, for the plan year in which such Company Employee commences participation in the plans of Parent or its Subsidiaries, towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the commencement of participation. Parent shall maintain employee benefit plans, programs, policies and arrangements (excluding equity-based plans and similar arrangements) for Company Employees following the Effective Time which provide benefits that continue to maintain the Company’s market position vis a vis benefits in Bermuda and which are not, in the aggregate, inconsistent with the Company’s prior general approach to employee benefits; provided that the foregoing shall not apply to Company Employees who are transferred to Parent or one of Parent’s Subsidiaries (other than the Amalgamated Company and its Subsidiaries). Parent will continue in place the Company’s past practices with respect to retired employee medical benefits, to the extent Previously Disclosed. Nothing in this paragraph shall be applied to the extent it would result in duplication of benefits or be interpreted to require Parent to provide employment to any employee of the Company or any of its Subsidiaries or provide for participation of any Company Employee in any employee benefit plans, programs, policies or arrangements of Parent. Notwithstanding any other provision herein, none of Parent, the Amalgamated Company nor any of their Subsidiaries shall have any obligation to continue the employment of any Company Employee for any period following the Effective Time. Parent agrees to perform, or cause to be performed, those actions which are referred to as Parent having told the Company it will take in employment agreements being entered into with certain Company executives simultaneously herewith.

          6.12 Board of Directors of Amalgamated Company. Parent shall have the right to designate the members of the board of directors of the Amalgamated Company, which members shall be specified in the Amalgamation Agreement. Parent shall designate, subject to their willingness to act, the members of the board of directors of the Company as of the date hereof and up to two additional directors, as nominated by Parent, to serve as the initial board of directors of the Amalgamated Company. Parent and the Company shall cooperate and use reasonable endeavours to ensure that such designees may be validly appointed to the board of directors of the Amalgamated Company as of the Effective Time. Nothing herein shall prejudice Parent’s right to require changes to the board of directors of the Amalgamated Company after the Effective Time.

          6.13 Bermuda. Parent confirms its statements made to the board of directors of the Company that it: (a) will cause the Amalgamated Company to continue to use for at least five years following the Effective Time the name “The Bank of Bermuda Limited”, used as appropriate with Parent’s logo; (b) concurs with the continued support, at current levels as Previously Disclosed by the Company, by the Amalgamated Company of the Bank of Bermuda Foundation and the Company’s local sponsorship of events and (c) will, promptly following the Effective Time, apply for a secondary listing on the Bermuda Stock Exchange for Parent ordinary shares.

          6.14 DRIP. Simultaneously with the execution hereof, the board of directors of the Company has suspended the operation of the DRIP and the DRIP shall terminate as of the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

          7.1 Conditions to Each Party’s Obligation To Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained as required by and in accordance with Section 106 of the Companies Act, the Memorandum of Association and the Company Bye-laws.

          (b) Other Approvals. All regulatory consents, licences, authorities, approvals and non-objections required to consummate the Amalgamation and to permit Parent (or Intermediate Holding Sub) to be entitled, at and after the Effective Time, to own, and to have full power and authority to exercise all voting and other rights with respect to all shares of the Amalgamated Company that will be outstanding immediately following the Effective Time, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired (including, if applicable, the expiration or termination of any waiting period under any applicable laws or regulations). All such consents, licences, authorities, approvals, non-objections and the expiration of all such waiting periods required pursuant to applicable law or by any Governmental Entity or Regulatory Agency are referred to herein as the “Requisite Regulatory Approvals”).

          (c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Amalgamation or any of the other material transactions contemplated by this Agreement or the Amalgamation Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal the consummation of the Amalgamation.

          7.2 Conditions to Obligations of Parent and Amalgamation Sub. The obligation of each of Parent and Amalgamation Sub to effect the Amalgamation is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. Subject to Section 2.2, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly speak as of a specified earlier date, in which case such representations and warranties shall be true as of such earlier date) as though made on and as of the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date (except to the extent that any failure to so comply (other than with respect to Sections 6.4, 6.5 and 6.6) would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to the Company), and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (c) Approvals. All third party approvals (other than the Requisite Regulatory Approvals) that are necessary for the conduct, immediately following the Effective Time, by the Amalgamated Company of the business of the Company and its Subsidiaries, as applicable, substantially as currently conducted (except for any such approval the failure of which to obtain would not result in a Material Adverse Effect on the Company) shall have been obtained and shall remain in full force and effect.

          (d) No Litigation. No Governmental Entity shall have commenced any litigation or taken any other action or step seeking to restrain, prevent or unwind the Amalgamation or impose material sanctions or penalties as a result thereof or seeking to prevent Parent (or Intermediate Holding Sub) from having full authority to control and manage the Amalgamated Company after the Effective Time.

          (e) Requisite Regulatory Approvals. No Requisite Regulatory Approval (including with respect to the continuation, transfer, grant and change of control approval of licenses) shall have imposed any Burdensome Condition (including, in the case of the 114B Licence, the failure to render inapplicable conditions 1, 2 and 3 of the schedule thereto). There shall have been no change after the date of this Agreement in Bermuda Law or in the rules and regulations of any Bermudian Governmental Entity or Bermudian Regulatory Agency which would have a Material Adverse Effect on the Company or the Amalgamated Company (disregarding for purposes of this sentence, clause (i) of the proviso to paragraph (A) of the definition of Material Adverse Effect) which, if imposed as a condition to a Requisite Regulatory Approval, would have constituted a Burdensome Condition. Parent (or Intermediate Holding Sub), the Company, Amalgamation Sub and the Amalgamated Company, as applicable, shall have received all consents, licences, authorizations and approvals necessary for the operation and management of the business of the Amalgamated Company and its Subsidiaries as presently conducted by the Company.

          7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Amalgamation is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. Subject to Section 2.2, the representations and warranties of Parent set forth in this Agreement shall be true and correct, as of the Closing Date (except to the extent such representations and warranties speak as of a specified earlier date, in which case such representations and warranties shall be true as of such earlier date) as though made on and as of the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

          (b) Performance of Obligations of Parent. Parent shall have performed in all respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (except to the extent that any failure to so comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect with respect to Parent), and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

          8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company of the matters presented in connection with the Amalgamation:

          (a) by mutual consent of Parent and the Company in a written instrument executed and delivered in accordance with their respective applicable laws;

          (b) by either Parent or the Company if any Governmental Entity which must grant or satisfy, as the case may be, a Requisite Regulatory Approval has denied approval of the Amalgamation and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable Injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c) by either Parent or the Company if the Amalgamation shall not have been consummated on or before April 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either Parent or the Company if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company (in the case of Parent) or Parent (in the case of the Company), which breach (other than a breach of Section 6.4) is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature or timing, cannot be cured prior to the date referred to in Section 8.1(c); provided that such breach, if occurring or continuing on the Closing Date, would constitute, individually or in the aggregate with other such breaches, the failure of the conditions set forth in Sections 7.2(a), 7.2(b), 7.3(a) or 7.3(b), as applicable;

          (e) by either Parent or the Company if any approval of the shareholders of the Company required for the consummation of the Amalgamation and the transactions contemplated hereby shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

          (f) by Parent if (i) the board of directors of the Company shall have withdrawn or modified in a manner adverse to Parent its favorable recommendation of the Amalgamation or (ii) the Company determines to negotiate (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) with any Person other than Parent or its affiliates in connection with an Acquisition Proposal; and

          (g) by Parent if any Governmental Entity which must grant or satisfy, as the case may be, a Requisite Regulatory Approval (including with respect to the continuation, transfer, grant and change of control approval of licenses) has granted such approval subject to a Burdensome Condition (including, in the case of the 114B Licence, the failure to render inapplicable conditions 1, 2 and 3 of the schedule thereto), and such grant and the related Burdensome Condition have become final and nonappealable.

          8.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (a) Section 6.3(b), this Section 8.2, Section 8.3 and Sections 9.2 through 9.11 shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its wilful breach of any provision of this Agreement; provided that in no event shall any party hereto be liable for any remote or punitive damages.

          8.3 Fees and Expenses. (a)Except as provided in this Section 8.3, all fees and expenses incurred in connection with the Amalgamation, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Amalgamation is consummated.

          (b) In order to induce Parent and Amalgamation Sub to enter into this Agreement, and as a condition of their willingness to do so, the Company agrees to pay to Parent a fee of $30,000,000 (the “Inducement Fee”), upon the occurrence of any of the following events:

(i) the termination of this Agreement by Parent or the Company pursuant to Section 8.1(c), without the Company Meeting and the vote of the shareholders taken thereat having occurred, if (A) if an Acquisition Proposal shall have been made known to the Company or its shareholders prior to, and shall not have been irrevocably withdrawn at least 15 business days prior to, the date specified in Section 8.1(c), and (B) either (1) any Alternative Transaction (as defined in Section 9.11(a)) is consummated within 12 months after the date of such termination or (2) an acquisition agreement (including an agreement to enter into a scheme of arrangement or an amalgamation) or other similar agreement with respect to any Alternative Transaction (a “Company Acquisition Agreement”) is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

(ii) the termination of this Agreement by Parent or the Company pursuant to Section 8.1(e), if (A) an Acquisition Proposal shall have been made or known to the Company or its shareholders prior to the date of the Company Meeting, and (B) either (1) any Alternative Transaction is consummated within 12 months after the date of such termination or (2) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

(iii) the termination of this Agreement by Parent pursuant to 8.1(d) as the result of a wilful and material breach by the Company of its obligations under Sections 6.4, 6.5 or 6.6;

(iv) the termination of this Agreement by Parent pursuant to Section 8.1(d) (other than a termination as to which clause (iii) above is applicable) as the result of a wilful breach by the Company of its covenants or agreements set forth in this Agreement, if (A) an Acquisition Proposal shall have been made known to the Company or its shareholders prior to the occurrence of such breach and (B) either (1) any Alternative Transaction is consummated within 12 months after the date of such termination or (2) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement;

(v) the termination of this Agreement by Parent pursuant to Section 8.1(f)(i); or

(vi) the termination of this Agreement by Parent pursuant to Section 8.1(f)(ii), if (A) any Alternative Transaction is consummated within 12 months after the date of such termination or (B) a Company Acquisition Agreement is entered into within 12 months after the date of such termination and the Company and the counterparty (or an affiliate thereof) to such Company Acquisition Agreement consummate an Alternative Transaction within 12 months after the date of entry into such Company Acquisition Agreement.

          (c) The Inducement Fee payable pursuant to this Section 8.3 shall be paid within one business day after a demand for payment following the occurrence of any of the events described in Section 8.3(b).

          (d) The Company acknowledges that the agreements contained in this Section 8.3 are valid and binding and are not conditioned upon shareholder approval of the Amalgamation or any other shareholder action. The Company further acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Amalgamation Sub would not have entered into this Agreement; accordingly, if the Company fails to promptly pay any amounts due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Inducement Fee set forth in this Section 8.3, the Company shall pay to Parent its costs and expenses (including legal fees and expenses of enforcement) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Parent in effect from time to time during such period plus 2 percent per annum.

          8.4 Amendment. Subject to compliance with applicable law, this Agreement may be amended by Parent and the Company at any time before or after approval of the matters presented in connection with the Amalgamation by the shareholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, to the extent required by applicable law, there may not be, without further approval of such shareholders, any amendment of this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          8.5 Extension; Waiver. At any time prior to the Effective Time, subject to compliance with applicable law, Parent and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto for its benefit, (b) waive any inaccuracies in the representations and warranties of the other parties for its benefit contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein for the waiving party’s benefit. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

          9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

          9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) if to Parent, to:

HSBC Holdings plc Registered Office and Group Head Office 8 Canada Square, Level 42 London E14 5HQ, United Kingdom Attention: Group Company Secretary Fax: 44 20 7991 4639

          with a copy to:

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 Attention: Victor I. Lewkow David I. Gottlieb Fax: (212) 225-3999

          and to:

Norton Rose Kempson House Camomile Street London EC3A 7AN United Kingdom Attention: Chris Pearson Fax: +44 20 7283 6500

and

          (b) if to the Company, to:

The Bank of Bermuda Limited 6 Front Street Hamilton HM 11, Bermuda Attention: General Counsel Fax: (441) 299-6927

          with a copy to:

Sullivan & Cromwell 125 Broad Street New York, NY 10004 Attention: H. Rodgin Cohen Fax: (212) 558-3588

          and to:

Sullivan & Cromwell 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 Attention: Janet Geldzahler Fax: (202) 293-6330

          9.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this

Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective directors, Subsidiaries or affiliates to take any action which would violate any applicable law (including any bank secrecy law), rule or regulation. Notwithstanding any other provision of this Agreement, neither Parent, on the one hand, nor the Company, on the other, shall be deemed to have failed to comply with any of its obligations hereunder (other than the giving of notice contemplated by Section 8.1(d)) to the extent such failure is due to a breach (subject to the standard set forth in Section 2.2) by the other party of any of its representations, warranties or covenants set forth herein.

          9.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          9.5 Entire Agreement. This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Amalgamation Agreement, the exhibits attached hereto and all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the provisions relating to confidentiality contained in the Confidentiality Agreements.

          9.6 Governing Law. (a) This Agreement shall be governed by and construed in accordance with English law.

          (b) If any party has a claim against another party arising out of or in connection with this Agreement such claim shall be referred to the High Court of Justice in England, to the jurisdiction of which each of the parties to this Agreement irrevocably submits. The jurisdiction of the High Court of Justice in England over any such claim shall be an exclusive jurisdiction and no courts outside England shall have any jurisdiction to hear and determine any such claim. Amalgamation Sub hereby irrevocably authorizes and appoints Parent to accept service of all legal process arising out of or in connection with this Agreement. The Company hereby irrevocably authorizes and appoints The Law Debenture Trust, Fifth Floor, 100 Wood Street, London EC2V 7EX to accept service of all legal process arising out of or in connection with this Agreement.

          9.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          9.8 Publicity. Neither Parent nor the Company shall, nor shall either of them permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other parties, which consent shall not be unreasonably withheld or delayed and, in any event, only after consultation with the other parties to the extent feasible; provided, however, that nothing in this Section 9.8 shall prevent either party or their respective Subsidiaries from issuing or causing the publication of any press release or other public announcement, or otherwise making a public statement, in accordance with the requirements of applicable law or the rules and regulations of any Regulatory Agency.

          9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and a Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

          9.10 Actions Against Governmental Entities. Notwithstanding any provision herein, no party shall be required to commence any action against any Governmental Entity in order to perform its obligations hereunder.

          9.11 Definitions and Usage. For purposes of this Agreement:

          “affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          “Alternative Transaction” means any of (i) a transaction pursuant to which any Person (or group of Persons) other than Parent or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding Company Shares or 10% of the outstanding voting power or of any new series or class of preferred stock that would be entitled to a class or series vote with respect to the Amalgamation, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) an amalgamation, scheme of arrangement, merger or other business combination involving the Company, (iii) any transaction pursuant to which any Person (or group of Persons) other than Parent or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any amalgamation, scheme of arrangement, merger or other business combination including any of the Company’s Subsidiaries) of the Company, or any of its subsidiaries representing (as determined by the board of directors of the Company in good faith) more than 25% of the fair market value of all the assets, net revenues or net income of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

          “Employee Purchase Right” means a right to purchase Company Shares under the Company’s Third Employee Share Purchase Plan.

          “Lien” means any lien, claim, charge, option, security interest, mortgage, pledge or similar encumbrance.

          “Material Adverse Effect” means, (A) with respect to the Company, any effect that (1) is or is reasonably likely to be material and adverse to the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries taken as a whole other than any change, effect, event or occurrence arising out of the performance by the parties of their obligations under this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and other laws of general applicability or interpretations thereof by courts or governmental authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (iii) actions or omissions of a party to this Agreement taken with the prior written consent of Parent, in contemplation of the transactions contemplated hereby, (iv) any response of clients or customers of the Company or its Subsidiaries to the announcement of the Amalgamation, and (v) changes in general economic conditions affecting banks and their holding companies generally, except in the case of clause (i), (ii) or (v), to the extent that such changes have an adverse effect on the Company and its Subsidiaries taken as a whole that is greater than the adverse effect on comparable entities or (2) would materially impair the ability of the Company to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated hereby; and

          (B) with respect to Parent, any effect that would materially impair the ability of Parent to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated hereby.

          “Option Exchange Ratio” shall mean the Amalgamation Consideration divided by the dollar equivalent of the average of the middle market quotations of a Parent ordinary share (as derived from the Daily Official List of the London Stock Exchange) for the 5 dealing days immediately preceding the Closing Date, calculated by reference to the spot rate of exchange for the purchases of United States dollars with pounds sterling as quoted by Parent in the London Foreign Exchange Market at or about 11:00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the Closing Date, as conclusively certified by an officer of Parent.

          “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          “Previously Disclosed” with respect to any party means information set forth in the portion of such party’s Disclosure Schedule corresponding to the provision of this Agreement to which such information relates; provided that information which obviously relates to another provision of this Agreement shall also be deemed to be Previously Disclosed with respect to such other provision.

          “PARS” shall have the meaning ascribed to “PARS” in the Company’s Executive Share Plan.

          “Subsidiary” shall have the meaning ascribed to them in Rule 1-02 of Regulation S-X of the SEC, provided that the term “Subsidiary” shall not include Bank of Bermuda Foundation.

          A reference in this Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder.

          (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

114B Licence	3.1(a)
Acquisition Proposal	6.5
Agreement	Recitals
Amalgamation	Recitals
Amalgamation Agreement	Recitals
Amalgamated Company	Recitals
Amalgamation Consideration	1.6(a)
Amalgamation Sub	Recitals
Assumed Share Option	1.8(a)
BMA	3.5
Brokerage Notice	1.7(b)
Burdensome Condition	6.7
Certificates	1.7(c)
Claims and Proceedings	3.9
Closing	1.2
Closing Date	1.2
Companies Act	Recitals
Code	3.11(b)
Company	Recitals
Company Acquisition Agreement	8.3(b)(i)
Company Benefit Plans	3.11(a)
Company Bye-laws	3.1(a)
Company Shares	Recitals
Company Contract	3.14(a)
Company Disclosure Schedule	2.1
Company Employees	6.11
Company IP	3.19(a)
Company Meeting	6.6
Company Real Property	3.18(a)

Term	Section

Company Regulatory Agreement	3.15
Company Reports	3.12
Company Share Option	1.8(a)
Company Share Option Plans	1.8(a)
Company Share Purchase Plan	1.8(c)
Company Shareholder Approval	6.6
Company’s 2002 Annual Report	3.6
Confidentiality Agreements	6.3(b)
Derivative Instruments	3.16
Dissenting Shareholder	1.6(c)
DRIP	3.2
Effective Time	1.3
Environmental Law	3.18(a)
ERISA	3.11(d)
Exchange Act	3.12
GAAP	3.6
Governmental Entity	3.4
Indemnified Party	6.8(b)
Inducement Fee	8.3(b)
Injunction	7.1(c)
Insurance Amount	6.8(c)
Intellectual Property	3.19(f)
Intermediate Holding Sub	Recitals
IRS	3.11(b)
Letter of Transmittal	1.7(c)
Losses	6.8(b)
Memorandum of Association	3.1(a)
Merrill Lynch	3.7
Option Holder	1.8(a)
Owned Company IP	3.19(a)
Parent	Recitals
Parent Disclosure Schedule	2.1
Paying Agent	1.7(a)
Payment Fund	1.7(a)
Previously Filed Company Reports	3.8(a)
Regulatory Agencies	3.5
Release	3.18(b)
Request	1.7(b)
Requisite Regulatory Approvals	7.1(b)
Rights Agreement	3.24
Sarbanes-Oxley Act	3.11(g)
SEC	1.8(d)
Securities Act	1.8(d)
Shareholder Materials	6.1(a)
Special Dividend	Recitals

Term	Section

SRO	3.5
Taxes	3.10(b)
Third Plan	1.8(c)
Trade Secrets	3.19(c)

          (c) A fact, event, circumstance or occurrence shall be within a Person’s “Knowledge” if, with respect to the Company, such fact, event, circumstance or occurrence is or was actually known by any of the Company’s executive officers or directors, or, with respect to the Parent, such fact, event or circumstance or occurrence is or was actually known by any of Parent’s executive officers or directors (or persons serving in a similar capacity to directors under applicable law).

          (d) Unless otherwise specified, the symbol “$” and the word “dollar” or “dollars” shall refer to the lawful currency of the United States.

          IN WITNESS WHEREOF, Parent, Company and Amalgamation Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HSBC HOLDINGS PLC

By:	/s/ I.A. Stewart

Name: I.A. Stewart
Title: Group General Manager

THE BANK OF BERMUDA LIMITED

By:	/s/ Henry B. Smith

Name: Henry B. Smith
Title: Chief Executive Officer

SOMERS INVESTMENT COMPANY LIMITED

By:	/s/ I.A. Stewart

Name: I.A. Stewart
Title: Attorney

Exhibit 1

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made this          day of

BETWEEN:

(i)	Somers Investment Company Limited, a body corporate incorporated under the laws of Bermuda having its registered office at 41 Cedar Avenue, Hamilton HM 12, Bermuda (“Amalgamation Sub”); and

(ii)	The Bank of Bermuda Limited, a body corporate incorporated under the laws of Bermuda having its registered office at 6 Front Street, Hamilton HM 11, Bermuda (the “Company”).

WHEREAS, the boards of directors of Parent (as defined below), Intermediate Holding Sub (as defined below), Amalgamation Sub and the Company have each approved the Amalgamation upon the terms and subject to the conditions set forth herein and in the Transaction Agreement (as defined below).

IT IS HEREBY AGREED AS FOLLOWS:

Interpretation.

1.1	In this Amalgamation Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Amalgamated Company” means the company continuing as a result of the Amalgamation;

“Amalgamation Agreement” means this amalgamation agreement (and includes all annexes hereto);

“Amalgamation” means the amalgamation of Amalgamation Sub and the Company upon the terms and subject to the conditions of this Amalgamation Agreement and the Transaction Agreement;

“Amalgamation Consideration” has the meaning set forth in Section 6.1;

“Amalgamation Sub” has the meaning set forth in the preamble;

“Companies Act” means the Companies Act 1981 of Bermuda;

“Company” has the meaning set forth in the preamble;

“Company Shares” means the outstanding common shares of the Company, of par value BD$1.00 per share;

“Dissenting Shareholders” means those holders of Company Shares who are dissenting shareholders for the purposes of section 106 of the Companies Act with respect to the Amalgamation;

“Effective Time” means the date and time that the Amalgamation becomes effective pursuant to the Companies Act;

“Intermediate Holding Sub” means HSBC Asia Holdings B.V., a company organized under the laws of the Netherlands and an indirect, wholly-owned Subsidiary of Parent;

“Parent” means HSBC Holdings plc, a public limited company incorporated in England and Wales;

“Transaction Agreement” means the Transaction Agreement and Plan of Amalgamation dated as of October 27, 2003 between Parent, the Company and Amalgamation Sub;

1.2	In this Amalgamation Agreement unless the context otherwise requires:

1.2.1	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification); and

1.2.2	references to clauses and schedules are references to clauses hereof and schedules hereto; references to sub-clauses or paragraphs are, unless otherwise stated, references to sub-clauses of the clause or paragraphs of the schedule in which the reference appears;

1.2.3	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa;

1.2.4	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated; and

1.2.5	the symbol “$” and the word “dollar” or “dollars” shall refer to the lawful currency of the United States of America and “BD$” shall refer to the lawful currency of Bermuda.

1.2.6	clause headings shall not affect the construction hereof.

2.	Amalgamation.

Upon the terms and subject to the conditions set forth in this Amalgamation Agreement and the Transaction Agreement, and in accordance with Part VII of the Companies Act, at the Effective Time, Amalgamation Sub and the Company shall amalgamate and the Company and Amalgamation Sub shall continue as one company as a result of the Amalgamation.

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3.	Name, Memorandum and Bye-laws.

3.1	The name of the Amalgamated Company shall be “The Bank of Bermuda Limited”.

3.2	The Memorandum of Association of the Amalgamated Company shall be as set forth on Annex A hereto.

3.3	The Bye-laws of the Amalgamated Company shall be as set forth on Annex B hereto.

4.	Authorised Capital.

The authorised capital of the Amalgamated Company shall be BD$140,000,000, divided into 140,000,000 shares of par value BD$1.00 per share.

5.	Directors.

The names and addresses of the persons proposed to be directors of the Amalgamated Company are as follows:

[Names and addresses to be completed prior to Amalgamation].

6.	Conversion of Shares. Pursuant to the terms of this Amalgamation Agreement and the Transaction Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of Amalgamation Sub, the Company or the holders of Company Shares, and subject to applicable Bermuda law:

6.1	Except as specified in clauses 6.2 or 6.3 below and subject to clause 6.5 below, each Company Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive in cash U.S.$40.00 per Company Share (without interest, subject to applicable withholding for taxes, levies, imposts or other governmental charges) (the “Amalgamation Consideration”). At the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Amalgamation Consideration as provided herein. Nothing in this section shall affect the right of any holder of Company Shares as of the record date for the Special Dividend (as defined in the Transaction Agreement) to receive the Special Dividend.

6.2	Each Company Share (if any) (i) owned by Parent or any direct or indirect wholly-owned Subsidiary (as defined in the Transaction Agreement) of Parent (other than Company Shares held for the account or benefit of any customer, client or other Person (as defined in the Transaction Agreement)) or (ii) held in trust for use in Company Share Option Plans (as defined in the Transaction Agreement) or Company Share Purchase Plans (as defined in the Transaction Agreement) (other than Company Shares actually used to satisfy the Company’s obligations to deliver Company Shares under such plans at or prior to the Effective Time including the delivery of Company Shares previously purchased pursuant to Company Share Purchase Plans) shall not be converted into the right to

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receive the Amalgamation Consideration and shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

6.3	Each Company Share held by a Dissenting Shareholder shall not be converted into the right to receive the Amalgamation Consideration, and shall be cancelled and converted into a right to receive payment of fair value pursuant to and subject to Section 106 of the Companies Act; provided that if a Dissenting Shareholder withdraws such claim, such holder’s right to receive payment of fair value shall be deemed to have been converted as of the Effective Time into a right to receive the Amalgamation Consideration in accordance with Section 6.1. The Company shall give Parent (a) prompt notice of the existence of any Dissenting Shareholders, attempted withdrawals of applications to the Supreme Court of Bermuda for appraisal of the fair value of the shares and any other instruments served pursuant to the Companies Act and received by the Company relating to any Dissenting Shareholder’s rights to be paid the fair value of such Dissenting Shareholder’s Company Shares, as provided in Section 106 of the Companies Act; and (b) the opportunity to direct any and all negotiations and proceedings with respect to demands for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

6.4	The common shares of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into common shares of the Amalgamated Company equal to the number of Company Shares issued and outstanding immediately prior to the Effective Time.

6.5	If any certificates or book shares which prior to the Effective Time represented Company Shares shall not have been surrendered within six years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law), unclaimed funds payable with respect to such certificates or book shares shall, to the extent permitted by applicable law, become the property of the Amalgamated Company, free and clear of all claims or interest of any Person previously entitled thereto.

7.	Conditions to the Amalgamation

7.1	The respective obligation of each of Parent, Amalgamation Sub and the Company to effect the Amalgamation is subject to satisfaction of the conditions set forth in Section 7.1 of the Transaction Agreement.

7.2	The obligation of each of Parent and Amalgamation Sub to effect the Amalgamation is subject to the satisfaction or waiver by Parent of the conditions set forth in Section 7.2 of the Transaction Agreement.

7.3	The obligation of the Company to effect the Amalgamation is subject to the satisfaction or waiver by the Company of the conditions set forth in Section 7.3 of the Transaction Agreement.

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8.	Termination

8.1	This Amalgamation Agreement shall automatically terminate upon the termination of the Transaction Agreement.

8.2	In the event of the termination of this Amalgamation Agreement pursuant to clause 8.1, this Amalgamation Agreement shall forthwith become void, there shall be no liability under this Amalgamation Agreement on the part of Amalgamation Sub or the Company or any of their respective officers or directors and all rights and obligations of any party hereto under this Amalgamation Agreement shall cease; provided, however that nothing herein shall relieve any party from liability for any prior breach of the terms hereof or any liability that such party might have under the Transaction Agreement.

9.	Governing Law

9.1	This Amalgamation Agreement shall be governed by and construed in accordance with English law, except for those provisions of this Amalgamation Agreement which are mandatorily governed by the Companies Act, which provisions shall be governed and construed in accordance with Bermuda law.

9.2	If any party has a claim against another party arising out of or in connection with this Amalgamation Agreement such claim shall be referred to the High Court of Justice in England, to the jurisdiction of which each of the parties to this Agreement irrevocably submits. The jurisdiction of the High Court of Justice in England over any such claim shall be an exclusive jurisdiction and no courts outside England shall have any jurisdiction to hear and determine any such claim. Amalgamation Sub hereby irrevocably authorizes and appoints Parent to accept service of all legal process arising out of or in connection with this Agreement. The Company hereby irrevocably authorizes and appoints The Law Debenture Trust, Fifth Floor, 100 Wood Street, London EC2V 7EX to accept service of all legal process arising out of or in connection with this Amalgamation Agreement.

9.3	Third Party Beneficiaries. This Amalgamation Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and a Person who is not a party to this Amalgamation Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

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IN WITNESS WHEREOF this Amalgamation Agreement has been executed by or on behalf of each of the parties hereto.

SIGNED BY
for and on behalf of SOMERS INVESTMENT COMPANY LIMITED

in the presence of:

SIGNED BY
for and on behalf of THE BANK OF BERMUDA LIMITED

in the presence of:

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ANNEX A

[To be completed by Parent prior to the Effective Time consistent with the terms of this
Amalgamation Agreement and the Transaction Agreement]

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Annex B

[To be completed by Parent prior to the Effective Time consistent with the terms of this
Amalgamation Agreement and the Transaction Agreement]

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